Attorneys and Counselors at Law

Daniel H. April

Of Counsel

Patrick J. Dolan

David F. Cunningham

John M. Hickey

C.W.N. Thompson, Jr.

Megan Hadley Koehler *

* Not Admitted in NM

March 13, 2020

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:

Thornburg Investment Trust

Registration Number under the Securities Act of 1933: 33-14905

Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to the comments received from the staff of the U.S. Securities and Exchange Commission (“SEC”) on March 9, 2020, respecting post-effective amendment number 143 to the registrant’s registration statement under the Investment Company Act of 1940, filed on Form N-1A on January 31, 2020 and relating to the Thornburg Capital Management Fund (the “Fund”).

1.

Principal Investment Risks. Noting that the registrant has added references to the Fund’s investments in certificates of deposit, short-term commercial paper, unsecured bank promissory notes, and bankers’ acceptances to the Fund’s principal investment strategies disclosure, the staff requested that the registrant add attendant risk disclosures regarding those types of securities to the disclosures of the Fund’s principal investment risks.

Response. The registrant has considered the staff’s comment and determined that the Fund’s principal investment risk disclosures adequately describe the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect the Fund’s net asset value, yield, and total return, including the principal risks arising from the Fund’s investments in certificates of deposit, short-term commercial paper, unsecured bank promissory notes, and bankers’ acceptances. The registrant has reviewed the risks applicable to each of those investments to evaluate whether any of those investments present unique risks that rise to the level of a principal risk and that are not already referenced in the existing disclosures, and has determined that the existing disclosure about the Fund’s principal risks is sufficient and fulfills the requirements of Form N-1A.

2.

Principal Investment Risks. The staff reiterated its previous request that the registrant re-order the principal risks in order of significance to the Fund. The staff referred the registrant to the transcript of a speech delivered by Dalia Blass, Director of the SEC Division of Investment Management, at the ICI Securities Law Developments Conference on October 25, 2018.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

Ms. Kimberly Browning

March 13, 2020

Response. The registrant again respectfully declines to make the requested change. The registrant is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and believes that the current risk disclosure is presented in a manner that clearly identifies the Fund’s key risks to the Fund’s investors and potential investors. The registrant also notes that the significance of a particular risk is fluid and will necessarily vary over time, and at times may vary from day to day, in response to changes in the composition of the Fund’s portfolio and developments affecting particular issuers or the overall market. As a result, the registrant believes that ordering the risk disclosure in the manner suggested may at any given point in time misrepresent the significance of a particular risk, which may confuse or mislead shareholders, who may not otherwise understand that the significance of the Fund’s risks is fluid and likely to change over time.

3.

Principal Investment Risks. The staff observed that the “Market and Economic Risk” disclosure in the Fund’s principal investment risks indicates that a significant portion of the Fund’s assets may be invested in issuers that are economically exposed to one country, state, territory, or region, such as a particular U.S. territory or possession. The staff requested that the registrant confirm supplementally that the Fund is not principally invested in a particular country, state, territory, or region; and to the extent that the Fund is currently invested principally in a particular country, state, territory, or region, that disclosure regarding those countries, states, territories or regions be added to the Fund’s principal investment strategies and that the Fund modify the disclosures relating to the Fund’s principal investment risks to identify any specific principal risks attendant to investments in those countries or regions.

Response. The registrant confirms that the Fund is not currently principally invested in a particular country, state, territory, or region.

4.

Pricing of Fund Shares. The staff asked the registrant to confirm whether the Fund is currently investing in securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares.

Response. The registrant confirms that there have been no changes and the Fund’s investments in foreign bank obligations, obligations of foreign governments and their agencies and instrumentalities, and obligations of foreign companies does not result in the Fund currently being invested in securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares.

Other Matters

Please contact me or Meg Koehler with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

April, Dolan & Hickey, P.C.	Attorneys and Counselors at Law